UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CELSUS THERAPEUTICS PLC

(Name of Issuer)

American Depositary Shares,

representing Ordinary Shares, par value £0.01

(Title of Class of Securities)

15119A202

(CUSIP Number)

August 18, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 15119A202
1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person CO

*	Boxer Capital, LLC is currently the beneficial owner of 500,000 American Depositary Shares (“ADS”) representing 5,000,000, or 9.0%, of the Ordinary Shares of Celsus Therapeutics PLC (the “Issuer”), based on 55,636,283 Ordinary Shares reported to be outstanding as of August 12, 2015 by the Issuer on its Form 10-Q filed with the SEC on August 12, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP No. 15119A202
1	Name of reporting persons. Boxer Asset Management, Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person CO

*	Boxer Asset Management, Inc. is currently the beneficial owner of 500,000 ADS representing 5,000,000, or 9.0%, of the Ordinary Shares of the Issuer, based on 55,636,283 Ordinary Shares reported to be outstanding as of August 12, 2015 by the Issuer on its Form 10-Q filed with the SEC on August 12, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

CUSIP No. 15119A202
1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
9	Aggregate amount beneficially owned by each reporting person. 500,000 American Depositary Shares (representing Ordinary Shares, par value £0.01)*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.0%*
12	Type of reporting person IN

*	Joe Lewis is currently the beneficial owner of 500,000 ADS representing 5,000,000, or 9.0%, of the Ordinary Shares of the Issuer, based on 55,636,283 Ordinary Shares reported to be outstanding as of August 12, 2015 by the Issuer on its Form 10-Q filed with the SEC on August 12, 2015. Each ADS represents ten Ordinary Shares of the Issuer.

Item 1

(a).	Name of Issuer:

Celsus Therapeutics PLC (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Offices:

The Gridiron Building

One Pancras Square

C/O Pearl Cohen Zedek Latzer Baratz UK LLP

London, N1C 4AG, United Kingdom

Item 2

(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management, Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect owner and controls Boxer Management.

(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of Boxer Capital is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The principal business address of both Boxer Management and Joe Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

(d).	Title of Class of Securities:

American Depositary Shares, representing Ordinary Shares

(e).	CUSIP Number:

15119A202

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 500,000* ADS, representing 5,000,000 Ordinary Shares.

(b)	Percent of class:

The ADS beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represent 9.0%* of the Issuer’s outstanding Ordinary Shares. Each ADS represents ten Ordinary Shares of the Issuer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to vote or direct the vote of any Ordinary Shares.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared voting power with respect to the 500,000* ADS, representing 5,000,000 Ordinary Shares they beneficially own.

(iii)	Sole power to dispose or direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis do not have the sole power to dispose or direct the disposition of any Ordinary Shares.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital has shared voting and dispositive power with regard to the 500,000* ADS, representing 5,000,000 Ordinary Shares it owns directly. Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the ADS owned directly by Boxer Capital.

*	The Reporting Persons may be deemed to beneficially own 500,000 ADS, representing 5,000,000 Ordinary Shares, which constitute approximately 9.0% of the Issuer’s outstanding Ordinary Shares (based on 55,636,283 Ordinary Shares reported to be outstanding as of August 12, 2015 by the Issuer on its Form 10-Q filed with the SEC on August 12, 2015). Boxer Management and Joe Lewis each have shared voting and dispositive power with regard to the ADS owned directly by Boxer Capital.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the ADS held by Boxer Capital.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1	Joint Filing Agreement, dated August 28, 2015, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2015	BOXER CAPITAL, LLC

By: /s/ Aaron Davis
Name: Aaron Davis
Title: Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By: /s/ Jefferson R. Voss
Name: Jefferson R. Voss
Title: Director

JOE LEWIS

By: /s/ Joe Lewis
Joe Lewis, Individually